Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

December 9, 2011

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds

Michael Kors Holdings Limited

Response to Comment Letter to

Registration Statement on Form F-1, Filed December 2, 2011 (File No. 333-178282)

Ladies and Gentlemen:

On behalf of Michael Kors Holdings Limited (the “Company”), we enclose the accompanying changed pages (the “Changed Pages”) to the Registration Statement (the “Registration Statement”) on Form F-1 of the Company, filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2011 (File No. 333-178282), marked to indicate changes from the Registration Statement.

Securities and Exchange Commission

December 9, 2011

The Changed Pages reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated December 9, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the Changed Pages.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We remind you that the outstanding comments regarding your application for confidential treatment must be cleared prior to your request for effectiveness.

Response to Comment 1

The Company understands that the outstanding comments regarding its application for confidential treatment must be cleared prior to its request for effectiveness.

Summary Historical Consolidated Financial and Other Data, page 8

2.

Please label “weighted average ordinary shares outstanding” and the “net income per ordinary share” with footnote (4) as it appears that these values give effect to the Share Split and the conversion of all outstanding preference shares into ordinary shares immediately prior to the completion of the offering.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 9 and 31 of the Changed Pages.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Business and Basis of Presentation, page F-7

3.

It appears that your disclosure here which states that the 3.8 to 1 share split occurred on November 30, 2011 is inconsistent with the disclosure presented on page 7 which states the share split occurred on December 1, 2011. Please clarify or revise.

Securities and Exchange Commission

December 9, 2011

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see page 7 of the Changed Pages.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3331 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Ben A. Stacke

Ben A. Stacke

cc:	Lee S. Sporn, Esq.

Michael Kors Holdings Limited

Richard D. Truesdell Jr., Esq.

Davis Polk & Wardwell LLP

SUMMARY TERMS OF THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Share Capital” section of this prospectus contains a more detailed description of the ordinary shares.

Ordinary shares offered by us	We are not selling any ordinary shares in this offering.

Ordinary shares offered by the selling shareholders	41,700,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering	Immediately after this offering, we will have 190,792,875 ordinary shares issued and outstanding.

Over-allotment Option	The selling shareholders have granted the underwriters the right to purchase an additional 6,255,000 ordinary shares within 30 days from the date of this prospectus to cover over-allotments, if any.

Use of Proceeds

The selling shareholders will receive all of the net proceeds from the sale of the ordinary shares offered under this prospectus. Accordingly, we will not receive any proceeds from the sale of ordinary shares in this offering.

Voting Rights	Holders of our ordinary shares are entitled to one vote per ordinary share in all shareholder meetings. See “Description of Share Capital—Ordinary Shares.”

Dividend Policy	We do not expect to pay any dividends or other distributions on our ordinary shares in the foreseeable future. We currently intend to retain future earnings. See “Dividend Policy.”

Listing	We have been authorized to list our ordinary shares on the NYSE under the symbol “KORS.”

Risk Factors	Investing in our ordinary shares involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in our ordinary shares.

The number of ordinary shares outstanding after this offering excludes 19,240,284 stock options granted and outstanding pursuant to the Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (the “Stock Option Plan”) as of December 1, 2011 at a weighted average exercise price of $4.48 per ordinary share, 2,513,384 ordinary shares subject to grants of stock options, restricted shares and restricted stock units under the Amended and Restated Michael Kors Holdings Limited Omnibus Incentive Plan (the “Equity Plan”) (in the case of stock options, at an exercise price equal to the initial public offering price) and 12,732,616 ordinary shares reserved for future issuance under the Equity Plan. See “Management—Compensation of Executive Officers and Directors.”

Unless we indicate otherwise, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase from the selling shareholders up to 6,255,000 ordinary shares to cover over-allotments, if any; and

•

gives effect to (i) the Reorganization, (ii) a 3.8-to-1 split of our ordinary shares (the “Share Split”) that occurred on November 30, 2011, (iii) the conversion of all outstanding preference shares of the Company into 41,256,025 ordinary shares immediately prior to the completion of this offering and (iv) the exercise of stock options to acquire 1,736,567 ordinary shares prior to the completion of this offering.

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	Six Months Ended		Fiscal Years Ended
	October 1, 2011	October 2, 2010	April 2, 2011	April 3, 2010	March 28, 2009
	(data presented in thousands, except for shares and per share data)
Statements of Operations Data:
Net sales	$520,207	$322,440	$757,800	$483,452	$377,058
Royalty revenue	28,451	18,444	45,539	24,647	20,016

Total revenue	548,658	340,884	803,339	508,099	397,074
Cost of goods sold	236,589	155,704	357,274	241,365	208,283

Gross Profit	312,069	185,180	446,065	266,734	188,791
Selling, general and administrative expenses	190,799	121,361	279,822	191,717	147,490
Depreciation and amortization	17,016	11,680	25,543	18,843	14,020
Impairment of long-lived assets	—	2,838	3,834	—	3,043

Total operating expenses	207,815	135,879	309,199	210,560	164,553

Income from operations	104,254	49,301	136,866	56,174	24,238
Interest expense	660	1,230	1,861	2,057	1,600
Foreign currency loss (income)	(1,729)	(387)	1,786	(830)	391

Income before provision for income taxes	105,323	48,458	133,219	54,947	22,247
Provision for income taxes	40,602	21,115	60,713	15,699	9,208

Net income	64,721	27,343	72,506	39,248	13,039
Net income applicable to preference shareholders	14,173	5,894	15,629	8,460	2,811

Net income available for ordinary shareholders	$50,548	$21,449	$56,877	$30,788	$10,228

Weighted average ordinary shares outstanding(1):
Basic	143,554,974	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	183,378,696	179,177,268	179,177,268	179,177,268	179,177,268
Net income per ordinary share(2):
Basic	$0.35	$0.15	$0.40	$0.22	$0.07
Diluted	$0.35	$0.15	$0.40	$0.22	$0.07

Pro forma net income(3)(4):	$61,624		$69,410
Pro forma weighted average ordinary shares outstanding(4):
Basic	183,378,696		179,177,251
Diluted	188,310,721		183,057,144
Pro forma net income per ordinary share(3)(4):
Basic	$0.34		$0.39
Diluted	$0.33		$0.38

(1)	Gives effect to the Reorganization and the Share Split. See “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale.”
(2)

Basic net income per ordinary share is computed by dividing net income available to ordinary shareholders by basic weighted average ordinary shares outstanding. Diluted net income per ordinary share assumes the conversion of preference shares to ordinary shares and is computed by dividing net income by diluted weighted average ordinary shares outstanding.

(3)	See “Unaudited Pro Forma Financial Data.”
(4)	Gives effect to the Reorganization, the Share Split and the conversion of all outstanding preference shares of the Company into ordinary shares immediately prior to the completion of this offering.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial and other data for Michael Kors Holdings Limited and its consolidated subsidiaries for the periods presented. The statements of operations data for Fiscal 2011, 2010 and 2009 and the balance sheet data as of the end of Fiscal 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended October 1, 2011 and the six months ended October 2, 2010 and the balance sheet data as of October 1, 2011 have been derived from our unaudited consolidated financial statements, which are included in this prospectus. Our results of operations for the six months ended October 1, 2011 are not necessarily indicative of the results that can be expected for the full year or any future period. The statements of operations data for Fiscal 2008 and 2007 and the balance sheet data as of the end of Fiscal 2009, 2008 and 2007 and as of October 2, 2010 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus.

The selected historical consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended		Fiscal Years Ended
	October 1, 2011	October 2, 2010	April 2, 2011	April 3, 2010	March 28, 2009	March 31, 2008	March 31, 2007
	(data presented in thousands, except for shares and per share data)
Statements of Operations Data:
Net sales	$520,207	$322,440	$757,800	$483,452	$377,058	$296,176	$197,442
Royalty revenue	28,451	18,444	45,539	24,647	20,016	16,479	13,310

Total revenue	548,658	340,884	803,339	508,099	397,074	312,655	210,752
Cost of goods sold	236,589	155,704	357,274	241,365	208,283	165,947	117,829

Gross profit	312,069	185,180	446,065	266,734	188,791	146,708	92,923
Selling, general and administrative expenses	190,799	121,361	279,822	191,717	147,490	108,407	75,369
Depreciation and amortization	17,016	11,680	25,543	18,843	14,020	10,289	9,063
Impairment of long-lived assets	—	2,838	3,834	—	3,043	1,844	7

Total operating expenses	207,815	135,879	309,199	210,560	164,553	120,540	84,439

Income from operations	104,254	49,301	136,866	56,174	24,238	26,168	8,484
Interest expense	660	1,230	1,861	2,057	1,600	2,760	2,900
Foreign currency loss (income)	(1,729)	(387)	1,786	(830)	391	(147)	(21)

Income before provision for income taxes	105,323	48,458	133,219	54,947	22,247	23,555	5,605
Provision (benefit) for income taxes	40,602	21,115	60,713	15,699	9,208	(36,562)	2,075

Net income	64,721	27,343	72,506	39,248	13,039	60,117	3,530
Net income applicable to preference shareholders	14,173	5,894	15,629	8,460	2,811	12,959	761

Net income available for ordinary shareholders	$50,548	$21,449	$56,877	$30,788	$10,228	$47,158	$2,769

Weighted average ordinary shares outstanding(1):
Basic	143,554,974	140,554,377	140,554,377	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	183,378,696	179,177,268	179,177,268	179,177,268	179,177,268	179,177,268	179,177,268

Net income per ordinary share(2):
Basic	$0.35	$0.15	$0.40	$0.22	$0.07	$0.34	$0.02
Diluted	$0.35	$0.15	$0.40	$0.22	$0.07	$0.34	$0.02

(1)	Gives effect to the Reorganization and the Share Split. See “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale.”
(2)

Basic net income per ordinary share is computed by dividing net income available to ordinary shareholders by basic weighted average ordinary shares outstanding. Diluted net income per ordinary share assumes the conversion of preference shares to ordinary shares and is computed by dividing net income by diluted weighted average ordinary shares outstanding.

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